SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form S-8 File Nos. 333-123559 and 333-130611 and on Form F-3 File No. 333-266346.

Eltek Ltd.

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Notice and Proxy of Special General Meeting of Shareholders to be held on September 12, 2023
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.
(Registrant)

By: Ron Freund
Ron Freund
Chief Financial Officer

Date:  August 8, 2023

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Notice and Proxy of Special General Meeting of Shareholders to be held on September 12, 2023

99.2	Form of Proxy Card